Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	March	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated March 13, 2019 - Neovasc to Announce Year Ended December 31, 2018 Financial Results on Thursday, March 21

DOCUMENT 1

Neovasc to Announce Year Ended December 31, 2018 Financial Results on Thursday, March 21

Conference Call Scheduled for 4:30pm Eastern Time

NASDAQ, TSX: NVCN

VANCOUVER, March 13, 2019 /CNW/ - Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today announced that, due to the public offering of common stock announced on March 12, 2019, it will now report financial results for the year ended December 31, 2018 and host a conference call and webcast at 4:30 pm Eastern Time on Thursday, March 21, 2019.

Conference Call & Webcast

Thursday, March 21st @ 4:30pm Eastern Time
Domestic:	877-407-9208
International:	201-493-6784
Passcode:	13687733
Webcast:	http://public.viavid.com/index.php?id=133322

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

View original content:http://www.prnewswire.com/news-releases/neovasc-to-announce-year-ended-december-31-2018-financial-results-on-thursday-march-21-300812005.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2019/13/c2466.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568

CO: Neovasc Inc.

CNW 16:30e 13-MAR-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	March 13, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer